EXHIBIT (a)(2)(H)
Press Information
Friday, March 07, 2008
PHILIPS ANNOUNCES CONDITIONS TO TENDER OFFER TO ACQUIRE RESPIRONICS HAVE BEEN MET
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) today announced all conditions to the closing of the tender offer by its wholly owned subsidiary, Moonlight Merger Sub, Inc. (“Philips Merger Sub”), to acquire all outstanding shares of common stock of Respironics, Inc. (NASDAQ:RESP) (“Respironics”) for $66.00 per Respironics share, without interest and subject to any applicable withholding of taxes, have been met. One of the remaining conditions for the closing of the tender offer included receiving more than 50% of the total number of outstanding shares tendered into the offer. As of the expiration of the tender offer, at 5:00 p.m., New York City time, on March 6, 2008, Philips Merger Sub had received approximately 69.1 million Respironics shares tendered into the offer, including approximately 4.4 million Respironics shares tendered by guaranteed delivery, together representing approximately 92.9% of the outstanding shares of Respironics.
Philips expects to promptly pay for all shares that were tendered on or prior to the expiration of the offer.
Philips also announced today that Philips Merger Sub has elected to provide a subsequent offering period of 5 business days, which commences today and will expire at 5:00 p.m., New York City time, on March 13, 2008. Holders of Respironics shares who have not already tendered their shares may do so at any time before the expiration of the subsequent offering period. All Respironics shares validly tendered during the subsequent offering period will be immediately accepted and payment of $66.00 per Respironics share, without interest and subject to any applicable withholding of taxes, will be made promptly after acceptance in accordance with the terms of the offer. This amount is the same consideration that Philips Merger Sub will pay for Respironics shares tendered into the initial offering period, as extended, which expired on March 6, 2008. No shares tendered into the subsequent offering period may be withdrawn after having been tendered. The purpose of the subsequent offering period is to enable holders of Respironics shares who did not tender their shares prior to the expiration of the initial offering period to participate in the offer and receive, on an expedited basis, $66.00 per Respironics share, without interest and subject to any applicable withholding of taxes.
Investors and stockholders of Respironics are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”) because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Respironics may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Respironics for free from the SEC’s website at www.sec.gov.
Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10038 or by telephone toll-free at (800) 491-3017 or at (212) 440-9800 (bankers and brokers only). Deutsche Bank is the Dealer Manager for the tender offer and can be reached at 60 Wall Street, New York, NY 10005 or by telephone toll-free at (877) 221-7676.
This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Respironics shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com
Dan Bevevino
Vice President & CFO, Respironics
Tel: +1 724 387 5235
Maryellen Bizzack
Director, Marketing & Communications, Respironics
Tel: +1 724 387 5006
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About Respironics
Respironics is a leading developer, manufacturer and distributor of innovative products and programs that serve the global sleep and respiratory markets. Focusing on emerging market needs, the Company is committed to providing valued solutions to help improve outcomes for patients, clinicians and healthcare providers. Respironics markets its products in 141 countries and employs over 5,300 associates worldwide. Further information can be found on the Company’s Web site: www.respironics.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the merger and any expected benefits of the merger. Completion of the merger is subject to conditions, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.